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SEC Mail Processing Section

FEB 27 2018

Washington DC 415

SEC FILE NUMBER
8-21765

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regal Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Milwaukee Ave, Suite 101

(No. and Street)

Glenview	IL	60025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Skaiste Aksomitaite 847-375-6030

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory, Sharer & Stuart, P.A.

(Name – *if individual, state last, first, middle name*)

100 Second Ave South, Ste 600	St. Petersburg	FL	33701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, George Bokios, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regal Securities, Inc., as of December 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
AMITA SHAH
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 01/31/2022

[signature]
Signature

Chairman, CEO, CFO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

SEC MAIL PROCESSING
Received

FEB 27 2018

WASH, D.C.

SEC MAIL PROCESSING
Received

FEB 27 2018

WASH, D.C.

Regal Securities, Inc.

Financial Report

December 31, 2017

This report is Filed Pursuant to Rule 17a-5(a) under the Securities Exchange act of 1934 as a public document.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 3

FINANCIAL STATEMENTS 4

STATEMENT OF FINANCIAL CONDITION 4

NOTES TO FINANCIAL STATEMENTS 5

Gregory, Sharer & Stuart, P.A.
Certified Public Accountants and Business Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Regal Securities, Inc.
Glenview, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Regal Securities, Inc. (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB), and are required to be independent with respect to the Company in accordance with U.S. federal securities laws, and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Gregory, Sharer & Stuart, P.A.

Gregory, Sharer & Stuart, P.A.

We have served as the Company's auditor since 2004.

St. Petersburg, Florida
February 22, 2018

100 Second Avenue South, Suite 600 | St. Petersburg, Florida 33701-4336
(727) 821-6161 | Fax (727) 822-4573 | www.gsscpa.com

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash and cash equivalents	$	1,877,496
Receivables from broker-dealers and clearing houses		871,080
Receivables from others		172,817
Securities owned, at fair value ($1,103,077 pledged as collateral)		1,450,665
Property, furniture, equipment and leasehold improvements, net		302,567
Intangible asset, net		287,899
Prepaid expenses		6,586
Other assets		194,927
Total Assets	$	5,164,037
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued payroll and registered representative compensation related expenses	$	367,827
Accounts payable and other accrued expenses		333,600
Margin borrowing		165,164
Security deposit		50,000
Total Liabilities		916,591
Stockholders' Equity		
Common stock, $0 par value; 10 voting and 990 non-voting shares authorized, issued and outstanding		1,426,000
Retained earnings		2,821,446
Total Stockholders' Equity		4,247,446
Total Liabilities and Stockholders' Equity	$	5,164,037

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Regal Securities, Inc., ("Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company (an Illinois corporation) has offices in Glenview, Illinois and Orlando and Fort Myers, Florida. It provides services throughout the United States using registered representatives and via online services. The Company is engaged in agency transactions in securities on behalf of customers and other related activities. The Company's customer securities transactions are cleared through two clearing broker-dealers, RBC Capital Markets Correspondent Services, and Hilltop Securities Inc., on a fully disclosed basis.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraphs (k)(2)(i) and (ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers, and promptly transmit all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records that are customarily kept by clearing broker-dealers.

The Company does not hold customer accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer. The Company does not hold any funds or securities for or owe money or securities to customers. Furthermore, all transactions between the broker-dealer and its customers are effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Regal Securities, Inc.".

Significant accounting policies are as follows:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company earns commissions through stock, options purchase and sale transactions, mutual fund purchases, government and corporate bonds transactions. The Company also earns revenue in the form of 12b-1 fees. The earnings process is substantially complete at trade date in accordance with the rules of FINRA and the SEC. Additional revenue sources are from order flow and account balance rebate payments.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with original maturities of less than ninety days to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalents which may exceed federally insured amounts at times and which may at times significantly exceed reported amounts due to outstanding checks.

Receivables from broker-dealers and clearing houses: Receivables from broker-dealers and clearing houses represent amounts due in connection with the Company's normal transactions. Management considers all receivables to be collectible, therefore, no allowance for doubtful accounts has been provided.

Receivables from others: Receivables from others represent loans made to registered representatives and receivables which are incurred during the normal course of business. The Company determines if an allowance for doubtful accounts is required based on factors surrounding the credit risk of specific customers, historic trends, and other information. Management has determined that no allowance for

doubtful accounts is required as of December 31, 2017. The Company does not charge interest on past due amounts related to receivables which are incurred during the normal course of business.

Securities owned: Securities are recorded at fair value in accordance with FASB ASC 820 "Fair Value Measurements and Disclosures". The Company classifies its investments as trading securities and records unrealized gains and losses in the current year's statement of income. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Property, furniture, equipment and leasehold improvements: Furniture and equipment are recorded at cost and depreciated on accelerated and straight line methods over the estimated useful lives of the assets which range from 3 to 39 years. Leasehold improvements are amortized on a straight-line basis over the expected lease term.

Intangible asset: During 2015 the Company started development of the new trading platform through an unrelated vendor. As of December 31, 2017 approximately $647,000 was spent towards the development. Development cost of this platform amounts to approximately $102,000 for the year. Due to continuous improvements, additional development costs are expected to be incurred in 2018. Amortization expense of this trading platform amounted to approximately $198,000 for the year. The Company is amortizing the total cost over three years on straight line basis.

Concentrations of credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from broker-dealers. The Company places its cash with high credit quality financial institutions.

The Company is engaged in various trading and brokerage activities in which counterparties are primarily clearing broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to business interruption and cash flow risk. As of December 31, 2017, approximately 34% of the receivables from broker-dealers, or approximately $292,000 were due from two clearing broker dealers as commission receivables. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporate income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for federal corporate income taxes. The Company is subject to state income tax in some state jurisdictions. As of December 31, 2017, the Company does not believe it has any uncertain tax positions that would result in any material tax liability. The Company's open tax years subject to examination for federal and state income tax fillings are 2014 through 2017.

Fair value measurements and disclosures: FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability either directly or indirectly.
- Level 3 are unobservable inputs for the assets or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

All securities owned by the Company are recorded at fair value using Level 1 inputs.

New Accounting Pronouncements: In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers, to clarify the principles used to recognize revenue for all entities. Subsequently, in August 2015, the FASB issued ASU 2015-14, which delayed the effective date for nonpublic companies to annual periods beginning after December 15, 2018. The Company is currently evaluating the impact adopting this guidance will have on its financial position, results of operations, and cash flows.

Note 2. Receivables from Broker-Dealers and Clearing Houses

The amounts receivable from broker-dealers and clearing houses at December 31, 2017, consist of the following:

Commission receivables from broker-dealers and clearing houses (net of $10,605 payable)	$	394,526
Deposits		476,554
Net receivables from broker-dealers and clearing houses	$	871,080

Note 3. Receivables from Others

Other broker dealer receivables	$	113,392
Other receivables	$	59,425
Total receivables from others	$	172,817

Other receivables from broker dealers are mainly composed from order routing payments receivable from broker dealers related to option and equity transaction. Majority of the other receivables are due from registered representatives of the Company.

Note 4. Property, Furniture, Equipment and Leasehold Improvements

Property, furniture, equipment and leasehold improvements at December 31, 2017, consist of:

Equipment	$	2,391,856
Furniture and fixtures		283,574
Office property		90,000
Leasehold and property improvements		242,126
		3,007,556
Less Accumulated Depreciation		(2,704,989)
	$	302,567

Depreciation expense for the year ended December 31, 2017, amounted to $28,856.

Note 5. Employee Benefit Plans

The Company has a SIMPLE IRA plan ("plan") for its employees. Employees are qualified to participate in the plan after two years of service. For 2017 the Company matched 100% of each employee's contribution up to 1% of their compensation, which is 100% vested. The expense for the year related to this plan was approximately $23,500.

Note 6. Securities Owned

Marketable securities owned consist of trading securities valued at quoted market prices in active markets summarized as follows:

	Net Unrealized Gains (Losses)	Estimated Fair Value
Equity securites comprised of 16,000 shares of NASDAQ Stock Market, Inc.	$ 155,360	$ 1,229,280
Fixed income debt securities - various	(5,754)	221,385
Total trading securities	$ 149,606	$ 1,450,665

Net unrealized gains for NASDAQ shares are recorded in the gains or losses on firm securities investment account and other unrealized losses are recorded in the net gains from fixed income principal transactions account in the statement of income. The Company pledged certain financial instruments owned to meet margin requirements. The liability under margin borrowing of $165,164 has been reflected in the accompanying statement of financial condition and is collateralized by $1,103,077 of the Company's investments.

Note 7. Commitments and Contingencies

The Company leases two office spaces. One is under short-term lease with the option to renew. The other one is with a related party, was entered in September 2014, and expires in 2019 with possibility to cancel the lease with 120 days written notice. Minimum annual lease expense under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs are as follows:

Year ending December 31:

2018	$	171,612
2019		54,000
Total	$	225,612

The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company and affiliate (Regal Advisory – Note 10) might be subject to a variety of legal proceedings including FINRA arbitrations, as well as civil lawsuits, class actions and other regulatory examinations, reviews, investigations (both formal and informal), audits and requests for information by various governmental regulatory agencies and self-regulatory organizations in jurisdictions where the Company does business. The Company is currently a party to a securities arbitration; however, the exposure to the Company is capped at the retention amount under Errors and Omissions insurance policy. Thus, any adverse award will not result in any material adverse effect to the Company's financial position.

Indemnifications: In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, based on the historical trends the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered in the normal course of business. The maximum potential amount of the future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8. Financial Instruments with Off –Balance Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealers.

The Company does not anticipate nonperformance by customers or it's clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital and net capital requirements of $2,876,643 and $250,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.32 to 1 at December 31, 2017.

Note 10. Related Party Transactions

The Company is affiliated with Regal Advisory Services, Inc. (Regal Advisory), a registered investment advisor through common management and ownership. The Company recognizes management fee revenues for payments received from customers of Regal Advisory and pays these amounts over to Regal Advisory for providing these services. For 2017, these revenues and offsetting expenses approximated $915,000 for the account management services and are presented on a net basis in the accompanying statement of income. Other revenue from clearing fees, administrative support and account balances was approximately $76,000 with $6,000 in net expenses related to Regal Advisory business.

The Chief Executive Officer of the Company is also the Officer of Peninsula Development Corporation (Peninsula). The Company entered into lease agreement with Peninsula commencing in September 2014. For the year ended December 31, 2017, the Company incurred approximately $79,000 as rental expense. The terms of the lease call for $ 6,000 plus related taxes per month through September 2019, with possibility to cancel lease with a 120 day written notice. Future minimum lease payments are disclosed in Note 7.

Note 11. Subsequent Events

The Company has evaluated events and transactions that occurred subsequent to December 31, 2017 through February 22, 2018 and has determined there were no events or transactions during such period which would require recognition or disclosure in the financial statements